
Crema.co
Top coffees from craft roasters.
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This presentation contains offering materials prepared solely by Crema.co without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Coffee is moving upmarket.
Artisanal roasters are leading the revolution.


Share of cups consumed
60%
54%
48%
41%
35%
Specialty
2010
2011
2012
2013
2014
2015
2016
2017

Specialty coffee now accounts for the majority of cups.

But supermarket shelves are still stocked with commodity coffee.


Next 2,000 Roasters
JAB
KEURIG GREEN MOUNTAIN
SMUCKER'S
Nestlé
STARBUCKS
KraftHeinz

5 conglomerates control 80% of the $15.6bn US CPG coffee market.

Crema.co makes it easy to subscribe to top coffees from craft roasters.

ONE Village COFFEE
OLD SOUL CO. Roasters · Bakers · Artisans
Onyx COFFEE LAB
RITUAL
Mast
TOBY'S ESTATE COFFEE ROASTERS · BROOKLYN, NY
BOLD Bean COFFEE ROASTERS
KARLACA coffee company
PT'S COFFEE ROASTING CO
UPPER LEFT ROAST-ERS
NOSSA FAMILIA COFFEE
case COFFEE ROASTERS
voyage
TINKER COFFEE CO.

It works like a playlist for coffee.

Add coffees to your Brew List

Set a delivery schedule

Get the next coffee on your list each time

As you order and rate coffees, we learn the characteristics present in the coffees you like…


Menu
Your Brew Log
You like light/medium roasts with Fruity, Citrus Fruit, and Sweet notes, especially ones from Ethiopia or Nicaragua that are Direct Trade.
Flavor & Aroma
Sweet
Brown Sugar
Honey
Caramelized
Floral
Berry
Fruity
Other Fruit
Grape
Peach
Citrus Fruit
Lime
Lemon
Orange
Nutty/Cocoa
Cocoa
Chocolate
Nutty
Roast Profile
Very Light
Light
Medium
Dark
Very Dark
50
100
Certifications
10%
14.2%

Help you discover coffees that match your unique taste preferences…



Crema.co
Coffees
Roasters
Gift
Guides
Hi Tyler
Brew List
Top Picks
Roast
Certification
Top Picks for You
Because you like light/medium roasts with fruity and citrus fruit notes from Ethiopia and Nicaragua.
Colombia Ignacio
Cedar, citrus, graham cracker.
$18.50 / 12oz
Add to Brewlist
Colombia La Helena
Chocolate, citrus, nut.
$18 / 12oz
Add to Brewlist
Ethiopia Bebeka Estate Geisha
Jasmine, strawberry jam, vanilla.
$24 / 12oz
Add to Brewlist
Menu
Coffees With Fruity Notes
Since you often select coffees with fruity, citrus fruit, and sweet tasting notes.

And learn the story of the people behind the beans.


Menu
Crema Co
JAMES COFFEE CO.
Costa Rica Soñora Colorado Honey
Orange zest, pineapple, cocoa.
$18
Add to Brewlist
Awarded a whopping 92 points on Coffee Review, this
Meet Ruben Ramirez
Villa Myriam has remained in the family since the 60's, with one family assisting Don Esteban as generation passes to the next. The man in the hat with the rake is Ruben Ramirez. He grew up on the farm with his

772 subscribers spent $20k in March.


$25,000
$20,000
$15,000
$10,000
$5,000
$0
GMV
Revenue
Sep 16
Dec 15
Mar 16
Jun 16
Sep 16
Dec 16
Mar 17

We take a $9 platform fee per order. Gross profit of $3.10 will increase with scale.



Customer Pays
$18.00
Roaster Receives
$9.00
Crema.co Platform Fee
$9.00
Shipping
$4.31
Mailer
$0.77
Stripe
$0.82
Crema.co Gross Profit
$3.10

Retention & LTV are both trending up.

96%

RETENTION

$115

LTV

Based on monthly data from the past two quarters.

76 million Americans drink specialty coffee every day.

$75bn
Coffee, US

$15.6bn
Coffee At Home, US

$4.4bn
Specialty Coffee At Home, US

$3.1bn
Office Coffee, US

This is a big opportunity:
200% growth among target 25-39 demographic.


50%
40%
30%
20%
10%
0%
25-39 Year-Old
Past-day Penetration
Specialty Coffee
Specialty Coffee
2008
2016

The only multi-roaster subscription with a queue system and personalized recommendations.

		MISTO BOX	Blue Bottle Coffee Co	CRAFT COFFEE	Angels' Cup
Roasted to order	✓	✓	✓	✓	
Marketplace	✓	✓			—
Coffee Queue	✓				
Recommendation Eng.	✓				
Grower Stories	✓		✓		

We're combining our coffee & tech experience to create the next *iconic* coffee brand.

Emily McIntyre
Coffee Director / Cofounder

Cofounded Catalyst Coffee Consulting, coffee journalist & speaker. Written for Eater, Paste, Serious Eats, Sprudge.

Tyler Tate
CEO / Cofounder

Cofounded Twigkit (enterprise software), led design at Nutshell (SaaS CRM). Consulted for Thomson-Reuters, Qualcomm, Vodafone.

What's next? Coffee, for teams.
Coming soon to an office near you.


RITUAL
LA PIÑONA
SANTA BARBARA, HONDURAS


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Crema.co

Top coffees from craft roasters.

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